TOP IMAGE SYSTEMS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

U.S. DOLLARS IN THOUSANDS

UNAUDITED

TOP IMAGE SYSTEMS LTD.

BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,195	$2,223
Restricted cash	253	212
Trade receivables (net of allowance for doubtful accounts of $42 and $49 at June 30, 2013 and December 31, 2012, respectively)	8,605	8,618
Deferred tax assets	719	785
Other accounts receivable and prepaid expenses	1,039	737

Total current assets	12,811	12,575

LONG-TERM ASSETS:
Severance pay fund	1,651	1,577
Restricted cash	442	381
Non- current deferred tax assets	452	438
Long-term deposits and long-term assets	40	66
Property and equipment, net	315	377
Goodwill	5,839	6,121

Total long-term assets	8,739	8,960

Total assets	$21,550	$21,535

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short term bank loan	$597	$-
Trade payables	586	684
Deferred revenues	2,456	1,467
Accrued expenses and other accounts payable	2,524	2,750

Total current liabilities	6,163	4,901

LONG-TERM LIABILITIES:
Accrued severance pay	1,869	1,808

Total long-term liabilities	1,869	1,808

COMMITMENTS, CONTINGENCIES AND CHARGES

SHAREHOLDERS' EQUITY :
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at June 30, 2013 and December 31, 2012; Issued and outstanding: 11,672,916 and 11,641,758 shares at June 30, 2013 and December 31, 2012, respectively	129	129
Additional paid-in capital	36,179	36,033
Accumulated other comprehensive loss	(1,900)	(1,530)
Accumulated deficit	(20,890)	(19,806)

Total shareholders' equity	13,518	14,826

Total liabilities and shareholders' equity	$21,550	$21,535

The accompanying notes are an integral part of the interim financial statements.

August 8, 2013
Date of approval of the financial statements	Gili Shalita Chief Financial Officer	Ido Schechter Chief Executive Officer

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited

Revenues:
Products	$4,532	$7,443	$2,149	$3,688	$15,303
Services	8,589	8,265	4,219	4,336	16,027

Total revenues	13,121	15,708	6,368	8,024	31,330

Cost of revenues:
Products	853	512	344	283	1,218
Services	4,779	5,396	2,300	2,773	10,771

Total cost of revenues	5,632	5,908	2,644	3,056	11,989

Gross profit	7,489	9,800	3,724	4,968	19,341

Operating costs and expenses:
Research and development, net	1,460	1,337	706	649	2,609
Selling and marketing	4,726	4,240	2,552	2,163	8,733
General and administrative	2,127	2,884	1,044	1,260	5,087

Total operating costs and expenses	8,313	8,461	4,302	4,072	16,429

Operating income (loss)	(824)	1,339	(578)	896	2,912
Financial expenses , net	156	17	117	97	191

Income (loss) from continuing operations before taxes on income	(980)	1,322	(695)	799	2,721

Income tax expense (benefit)	104	(16)	87	(53)	1,122

Net income (loss)	$(1,084)	$1,338	$(782)	$852	$3,843

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited

Net earnings (loss) per share, (Note 3):

Basic	$(0.09)	$0.12	$(0.07)	$0.07	$0.34

Diluted	$(0.09)	$0.11	$(0.07)	$0.07	$0.31

Other comprehensive income (loss), net of tax :

Foreign currency translation adjustments	$(370)	$(268)	$57	$(433)	$(80)

Comprehensive income (loss)	$1,454	$1,070	$(725)	$419	$3,763

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	Other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amount	capital	income (loss)	deficit	Total

Balance at January 1, 2012	10,873,558	$121	$34,118	$(1,450)	$(23,649)	$9,140

Exercise of Warrants and stock options	518,200	5	759	-	-	764
Issuance of Ordinary shares in conjunction with consulting services	250,000	3	810	-	-	813
Change in foreign currency translation adjustments, net *)	-	-	-	(80)	-	(80)
Net profit	-	-	-	-	3,843	3,843
Stock-based compensation expenses from options granted to employees and non-employees	-	-	346	-	-	346

Balance at December 31, 2012	11,641,758	129	36,033	(1,530)	(19,806)	14,826

Exercise of stock options and Warrants	31,158	**) -	60	-	-	60
Change in foreign currency translation adjustments, net *)	-	-	-	(370)	-	(370)
Net loss	-	-	-	-	(1,084)	(1,084)
Stock-based compensation expenses from options granted to employees and non-employees	-	-	86	-	-	86

Balance at June 30, 2013 (unaudited)	11,672,916	$129	$36,179	$(1,900)	$(20,890)	$13,518

*)       As of December 31, 2012, June 30, 2012 and June 30, 2013 includes only foreign currency translation adjustments balances.
**)     Represent an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amount	capital	income (loss)	deficit	Total

Balance at January 1, 2012	10,873,558	$121	$34,118	$(1,450)	$(23,649)	$9,140

Exercise of stock options and Warrants	462,707	5	702	-	-	707
Issuance of Ordinary shares in conjunction with consulting services	150,000	2	494	-	-	496
Change in foreign currency translation adjustments, net*)	-	-	-	(268)	-	(268)
Net income	-	-	-	-	1,338	1,338
Stock-based compensation expenses from options granted to employees and non-employees	-	-	360	-	-	360

Balance at June 30, 2012 (unaudited)	11,486,265	$128	$33,675	$(1,718)	$(22,311)	$11,773

*)           As of December 31, 2012, June 30, 2012 and June 30, 2013 includes only foreign currency translation adjustments balances.

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited

Cash flows from operating activities:
Net income (loss)	$(1,084)	$1,338	$(782)	$852	$3,843
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation expenses	86	168	43	84	346
Stock-based compensation expenses to shares granted to a consultant	-	688	-	212	813
Depreciation and amortization	103	119	52	55	240
Accrued severance pay, net	(13)	8	(27)	(27)	(13)
Erosion of non-dollar linked restricted cash and long term assets	(12)	5	(22)	1	17
Decrease (Increase) in deferred tax assets	52	-	52	-	(1,223)
Increase in trade receivables, net	(137)	(1,825)	(330)	(580)	(4,190)
Decrease (increase) in other accounts receivable and prepaid expenses	(296)	(90)	93	206	(73)
Increase (decrease) in trade payables	(78)	74	311	(347)	323
Increase (decrease) in deferred revenues	1,036	1,263	(378)	518	(694)
Increase (decrease) in accrued expenses and other accounts payable	(158)	(382)	(274)	(607)	202

Net cash provided by (used in) operating activities	(501)	1,366	(1,262)	367	(409)

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
Cash flows from investing activities:

Increase in restricted cash, net	(98)	(7)	(35)	-	(65)
Purchase of property and equipment	(44)	(64)	(26)	(25)	(119)
Increase in long-term deposits	-	-	-	-	-

Net cash used in investing activities	(142)	(71)	(61)	(25)	(184)

Cash flows from financing activities:

Proceeds from exercise of warrants and stock options	60	707	19	190	764
Increase in short-term bank borrowings	597	-	597	-	-
Payment of accrued issuance expenses	(4)	-	-	-	(20)

Net cash provided by (used in) financing activities	653	707	616	190	744

Effect of exchange rate on cash and cash equivalent balances	(38)	(71)	26	(121)	(18)

Increase in cash and cash equivalents	(28)	1,931	(681)	411	133
Cash and cash equivalents at the beginning of the period	2,223	2,090	2,876	3,610	2,090

Cash and cash equivalents at the end of the period	$2,195	$4,021	$2,195	$4,021	$2,223

Supplemental disclosure of cash flows activities:

Cash paid during the period for:

Tax	$65	$55	$28	$32	$152

Interest	$30	$-	$18	$-	$-

Non- cash activities:

Accrued ordinary shares issuance expenses	$-	$-	$-	$-	$4

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-        GENERAL

a.
Business and organization:

Top Image Systems Ltd. ("TIS" or "the Company") is engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the efficient flow of information within and between organizations. The Company's software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing. The Company's shares are traded on The NASDAQ capital market in the United States and on the Tel-Aviv Stock Exchange ("TASE").

b.	The Company's main marketing and sales activities are conducted through its subsidiaries in the United States, the United Kingdom, Germany, Japan and Singapore.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

a.
Unaudited Interim Financial Information:

The accompanying consolidated balance sheet as of June 30, 2013, consolidated statements of income for the three and six months ended June 30, 2012 and 2013 and consolidated statements of cash flows for the six and three months ended June 30, 2012 and 2013 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2013, our consolidated results of operations for the three and six months ended June 30, 2012 and 2013 and our consolidated cash flows for the three and six months ended June 30, 2012 and 2012.

The balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2012 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 21, 2013.

Results for the three and six months ended June 30, 2013 are not necessarily indicative of results that may be expected for the year ending December 31, 2013.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars and all references to "NIS" are to New Israeli Shekels.

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires our management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.
Principles of consolidation:

The Company's condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries, referred to herein as the group. Inter-company transactions and balances, including profit from inter-company sales not yet realized outside the group, have been eliminated in consolidation.

d.
Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential of Ordinary shares considered outstanding during the year.

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings per share because such securities are anti-dilutive for the three and six months ended June 30, 2012 and 2013 and for the year ended December 31, 2012. The weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share are detailed in the table below:

Six months ended June 30,		Three months ended June 30,		Year ended December 31,
2013	2012	2013	2012	2012
Unaudited				Audited

573,032	411,000	532,991	411,000	19,500

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.
Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in valuation methodologies to measure fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-        BASIC AND DILUTED NET EARNINGS PER SHARE

 The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited

Numerator for basic net earnings per share - net income (loss) available to shareholders	$(1,084)	$1,338	$(782)	$852	$3,843

Net income (loss) used for the computation of diluted net earnings per share	$(1,084)	$1,338	$(782)	$852	$3,843

Weighted average Ordinary shares outstanding	11,657,304	11,206,194	11,664,700	11,436,162	11,403,596

Effect of dilutive securities:

Employees stock options	-	988,009	-	886,751	774,914

Warrants	-	137,954	-	168,188	138,992

	-	1,125,963	-	1,054,939	913,906

Diluted weighted average Ordinary shares outstanding	11,657,304	12,332,157	11,644,700	12,491,101	12,317,502

Net earnings (loss) per share

Basic	$(0.09)	$0.12	$(0.07)	$0.07	$0.34

Diluted	$(0.09)	$0.11	$(0.07)	$0.07	$0.31